AB 4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12060495

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH. D.C. 196

SEC FILE NUMBER
8-51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW E. KRAUS (614) 761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co.
(Name – *if individual, state last, first, middle name*)

41 SOUTH HIGH STREET, suite 2100, Columbus Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW E. KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT and TREASURER

Title

Notary Public


NOTARY PUBLIC
STATE OF OHIO

Deborah S. Leppert
Notary Public-State of Ohio
My Commission Expires
April 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended December 31, 2011 and 2010

and Independent Auditors' Report Thereon

CONTENTS


SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 through 16 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062


IGAF

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2011	2010
ASSETS		
Cash and cash equivalents	$ 1,461,481	$ 1,175,628
Receivables from related parties	1,956,776	2,111,148
Remarketing fee receivable	3,856	6,904
Prepaid expenses	5,342	5,500
Debt securities interest receivable	165	1,081
Equity securities owned	7,353	7,029
Debt securities owned	19,788	21,751
Furniture and equipment, net	7,165	11,211
Deferred income taxes	9,585	-
	$ 3,471,511	$ 3,340,252
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 89,519	$ 41,562
Customer deposit	17,500	17,500
Accrued income taxes	156,811	104,931
Deferred income taxes	-	11,172
	263,830	175,165
Stockholder's Equity:		
Common stock, no par value, 850 shares authorized; 1 share issued and outstanding	-	-
Additional paid-in capital	345,989	345,989
Retained earnings	2,861,692	2,819,098
	3,207,681	3,165,087
	$ 3,471,511	$ 3,340,252

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
FEE AND OTHER REVENUE		
Remarketing fees	$ 59,842	$ 98,931
Advisory fees	820,000	700,000
Administrative fees	20,000	-
Interest income	2,076	3,056
Unrealized gain on equity securities owned	324	1,083
	902,242	803,070
EXPENSES		
Personnel	599,542	561,012
Marketing	82,469	80,908
Occupancy	74,972	57,039
General and administrative	60,557	60,896
Deal-specific expenses	5,985	8,788
	823,525	768,643
Income Before Income Taxes	78,717	34,427
PROVISION FOR INCOME TAXES	36,123	15,615
Net Income	$ 42,594	$ 18,812

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2009	-	$ 345,989	$ 2,800,286	$ 3,146,275
Net Income	-	-	18,812	18,812
BALANCE, December 31, 2010	-	345,989	2,819,098	3,165,087
Net Income	-	-	42,594	42,594
BALANCE, December 31, 2011	-	$ 345,989	$ 2,861,692	$ 3,207,681

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 42,594	$ 18,812
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Unrealized gain from equity securities owned	(324)	(1,083)
Depreciation	6,311	6,717
Deferred income taxes	(20,757)	(78,879)
Net changes in operating assets and liabilities:		
Remarketing fee receivable	3,048	4,724
Prepaid expenses	158	(5,500)
Debt securities interest receivable	916	(1,081)
Investment in debt securities owned	1,963	2,296
Accounts payable and accrued expenses	47,957	(103,415)
Customer deposits	-	17,500
Accrued income taxes	51,880	88,494
Net Cash Provided By (Used In) Operating Activities	133,746	(51,415)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(2,265)	(7,039)
Net change in receivables from related parties	154,372	470,870
Net Cash Provided By Investing Activities	152,107	463,831
Net Increase In Cash And Cash Equivalents	285,853	412,416
CASH AND CASH EQUIVALENTS		
Beginning of year	1,175,628	763,212
End of year	$ 1,461,481	$ 1,175,628

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 - ORGANIZATION AND PURPOSE

Cornerstone Capital Corporation (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation - The accompanying financial statements include the accounts of the Company. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. The Company's cash is maintained in one banking institution that is fully insured regardless of the amount according to Federal Deposit Insurance Corporation (FDIC) guidelines until December 2012.

Accounts Receivable - Accounts receivable are recorded when fees are recognized in accordance with the specific fee agreement and the Company's revenue recognition policy and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2011 or 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition - The Company receives underwriting and remarketing fees for providing financing services. Such fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially determinable. In addition, advisory and administrative fees are received for providing personnel and management services and are earned in accordance with the individual signed agreement.

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Debt and equity securities owned are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security. The equity securities owned have a fair value of $7,353. The debt securities owned have a fair value of $19,788, a maturity date of June 1, 2024, and an initial cost of $26,456.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of $94,554 and $98,447 at December 2011 and 2010, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the Company filed on a separate return basis. Amounts included in accrued income tax for federal tax liabilities are combined with the other entities included in the consolidated group and paid with the consolidated federal tax return. The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing this standard. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax. During 2010, the Company's 2008 federal consolidated income tax return was audited by the IRS and no changes were proposed by the IRS. Therefore, the Company is no longer subject to examination by the federal taxing authority for years prior to 2009.

Subsequent Events - Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the financial condition date, but before the financial statements are issued or are available to be issued.

NOTE 3 - RELATED-PARTY TRANSACTIONS

In conjunction with a management services agreement, the Company provides personnel, management, oversight, technical expertise, advisory, structuring, financial consultation and transaction facilitation services to several related entities owned by CII. For the years ended December 31, 2011 and 2010, the Company recognized $820,000 and $700,000 in advisory fees from Cornerstone Capital Partners (CCPC), a subsidiary of CII, in accordance with the management services agreement. The management services agreements are renewable annually at the mutual consent of the related parties.

The Company provides administrative services and oversight to BOSCO III, an entity 50% owned by CCPC. During the year ended December 31, 2011, the Company recognized $20,000 of revenue in accordance with this administrative services agreement.

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $1,956,776 and $2,111,148 at December 31, 2011 and 2010, respectively.

NOTE 4 - FAIR VALUE

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under generally accepted accounting principles are described below:

> Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

> Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 4 - FAIR VALUE (Continued)

Equity Securities: Determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Debt Securities: Determined by using appropriate discount rates to estimate the present value of future cash flows (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,353	-	-	$ 7,353
Debt securities	-	-	$ 19,788	19,788
Total Assets At Fair Value	$ 7,353	-	$ 19,788	$ 27,141

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,029	-	-	$ 7,029
Debt securities	-	-	$ 21,751	21,751
Total Assets At Fair Value	$ 7,029	-	$ 21,751	$ 28,780

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2011:

	Debt Securities
Balance, beginning of year	$ 21,751
Net change	(1,963)
Balance, End of Year	$ 19,788

NOTE 4 - FAIR VALUE (Continued)

The following table sets forth a summary of items recorded in earnings for the Company's Level 3 assets for the year ended December 31, 2011:

		Debt Securities
Interest income	$	2,076
Unrealized gains/(losses)		-
	$	2,076

NOTE 5 - INCOME TAXES

The provision for income taxes at December 31 consists of the following:

		2011		2010
Federal:				
Current	$	53,757	$	93,533
Deferred		(20,757)		(78,879)
		33,000		14,654
State and local		3,123		961
	$	36,123	$	15,615

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

		2011		2010
Deferred tax assets (liabilities):				
Accrued expenses	$	13,890	$	7,200
Prepaid expenses		(2,822)		-
Furniture and equipment		(1,483)		(3,264)
Deferred fees		-		(15,108)
Net Deferred Tax Assets (Liabilities)	$	9,585	$	(11,172)

The Company's effective rate for 2011 and 2010 was higher than the statutory rate due to the effects of non-deductible expenses and the accrual of state and local income taxes.

NOTE 6 - LEASE OBLIGATIONS

The Company entered into a lease for office space in 2003 that expired in July 2010. During 2010, the lease terms were amended and the lease was extended to September 2012 with an average monthly base rent of $2,316. Rent expense for 2011 and 2010 was $62,432 and $38,345, respectively. The minimum lease payments due in accordance with the lease agreement are $39,547 for 2012.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 150%. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2011 and 2010, the Company had net capital of $1,203,901 and $1,014,423, which was $953,901 and $764,423 in excess of required net capital, respectively. At December 31, 2011 and 2010, the Company's ratio of aggregate indebtedness to net capital was 22% and 17%, respectively.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 8 - RETIREMENT PLAN

Beginning in April 2010, the Company established a retirement plan under Section 401(k) of the Internal Revenue Code (IRC) covering all employees who met certain eligibility requirements. Under the plan, employees may elect to contribute up to the maximum allowable under the IRC. The plan requires the Company to make a Safe Harbor Nonelective Contribution to the account of each eligible participant in the amount of 3% of the employee's compensation for the plan year. In addition, the Company may make matching contributions equal to a discretionary percentage of the participant's elective deferrals. The plan also allows discretionary employer profit sharing contributions. Employer contributions for the years ended December 31, 2011 and 2010 approximated $13,000 and $8,000, respectively.

[This Page Intentionally Left Blank]

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

NET CAPITAL		
Total stockholder's equity	$	3,207,681
Deductions and other charges:		
Receivables from non-customers		4,021
Receivables from related parties and affiliates		1,956,776
Prepaid expenses		5,342
Furniture and equipment, net		7,165
Debt securities owned, not readily marketable		19,788
Deferred income taxes		9,585
		2,002,677
Net Capital Before Haircuts		1,205,004
Haircuts		1,103
Net Capital	$	1,203,901
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	89,519
Customer deposits		17,500
Accrued income taxes		156,811
Aggregate Indebtedness	$	263,830
Ratio: Aggregate Indebtedness To Net Capital		22%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$	250,000
Net Capital		1,203,901
Excess Net Capital	$	953,901
Excess Net Capital At 1,000%	$	927,518
RECONCILIATION WITH THE COMPANY'S COMPUTATION		
Net capital, as reported in the Company's unaudited FOCUS report	$	1,211,950
Reduction in net income mostly attributed to income tax provision		(7,702)
Net reduction of non-allowable assets		(347)
Net Capital, Per Above Computation	$	1,203,901

CORNERSTONE CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | -

   A. Number of items | None

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | -

   A. Number of items | None

CORNERSTONE CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	-
Customers' securities failed to receive	-
Credit balances in firm accounts, which are attributable to principal sales to customers	-
Other	-
Total Credit Items	-
DEBIT BALANCES	
Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total Debit Items	-
RESERVE COMPUTATION	
Excess of total debits over total credits	-
Required deposits	-
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2011	-

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2011.

[This Page Intentionally Left Blank]



INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we wish to note that four adjustments were made during the audit of the December 31, 2011 financial statements that resulted in a decrease of approximately $8,000 from the net capital reported on the Company's unaudited FOCUS report and the audited computation of net capital. Management has informed us that at all times during the year ended December 31, 2011 and through February 27, 2012, the Company was in compliance with regulatory capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Report of Independent Accountants on
Applying Agreed-Upon Procedures

For the year ended December 31, 2011



INSIGHT ▪ INNOVATION ▪ EXPERIENCE

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cornerstone Capital Corporation (Company), and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments existed to be applied.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

7802

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051581 FINRA DEC
CORNERSTONE CAPITAL CORPORATION 18*18
655 METRO PL S STE 720
DUBLIN OH 43017-5391

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 152

B. Less payment made with SIPC-6 filed (exclude interest) (95)

Aug 16, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 57

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CORNERSTONE CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of February, 20 12.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2011
and ending DEC 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 903,344
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,580
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	840,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	842,580
2d. SIPC Net Operating Revenues	$ 60,764
2e. General Assessment @ .0025	$ 152 (to page 1, line 2.A.)